EXHIBIT 4.50

CHINA UNICOM (HONG KONG) LIMITED
SPECIAL PURPOSE UNICOM SHARE OPTION SCHEME
(APPROVED BY AN ORDINARY RESOLUTION OF THE
COMPANY ON 16 SEPTEMBER 2008
AND EFFECTIVE FROM 15 OCTOBER 2008 AND
AMENDED BY ORDINARY RESOLUTION OF THE
COMPANY ON 26 MAY 2009)

CHINA UNICOM (HONG KONG) LIMITED
SPECIAL PURPOSE UNICOM SHARE OPTION SCHEME
     The Special Purpose Unicom Share Option Scheme is adopted in connection with the merger of the Company and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Companies Ordinance and has been formulated to establish and refine an effective internal incentive and disciplinary mechanism of the Company, to retain talented employees, and to encourage and promote the participants to diligently achieve an enhancement in the value of the Company. This Scheme is modelled on international practices, and has taken into consideration the specific circumstances in the development of the enterprise as well as the Company’s remuneration and performance appraisal systems.
1. Definitions
     In this Scheme, unless the context otherwise requires, the following terms shall have the meanings set out below:

“2004 Netcom Options”	means the Netcom Options granted by Netcom on 22 October 2004 pursuant to the Netcom Share Option Scheme;

“2005 Netcom Options”	means the Netcom Options granted by Netcom on 6 December 2005 pursuant to the Netcom Share Option Scheme;

“Adjustable Options”	has the meaning given to it in Clause 5(3);

“Board”	means the board of directors of the Company;

“change of control”	has the meaning given to it in Clause 9;

“Companies Ordinance”	means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended from time to time;

“Company”	means China Unicom (Hong Kong) Limited, a company incorporated in Hong Kong whose Shares are listed on the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange, Inc.;

“County Branch Companies”	means the branch companies of the Provincial Companies located in various counties;

“Effective Options”	means Options granted pursuant to this Scheme, irrespective of whether such Options are exercisable in accordance with the relevant Vesting Schedule;

“Eligible Participants”	means the holders of Netcom Options outstanding as at the Netcom Scheme Record Time, being directors, chief executives or Middle-to-Senior Management or Specialised Professionals of Netcom or its Subsidiaries;

“Exercise Date”	means the calendar day on which Shares can be subscribed for where the requirements under this Scheme are satisfied. If Shares are not traded on the Hong Kong Stock Exchange on a particular Exercise Date, the Exercise Date shall be postponed to the next calendar day on which Shares are traded on the Hong Kong Stock Exchange;

“Exercise Price”	means the price per Share, determined in accordance with Clause 4(3) of this Scheme, which is payable by a grantee for the subscription of Shares as a result of an exercise of Options in accordance with this Scheme;

“First Tier”	has the meaning given to it in Clause 5(1)(a) or Clause 5(2)(a) (as the case may be);

“Fourth Tier”	has the meaning given to it in Clause 5(1)(d) or Clause 5(2)(d) (as the case may be);

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Mandatory Moratorium”	means any prohibition on the exercise of any Option which would otherwise be exercisable, the imposition of which is not made by nor within the control of the Company. For the avoidance of doubt and by way of illustration, this includes any mandatory prohibition on the exercise of any Option imposed by the central government of the People’s Republic of China;

“Mandatory Moratorium Period”	means the period of time during which an Option is subject to a Mandatory Moratorium;

“Middle-to-Senior Management”	means general manager or management staff with equivalent rank or above at various Provincial Companies or County Branch Companies of Netcom;

“Netcom”	means China Netcom Group Corporation (Hong Kong) Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company with effect from the Netcom Scheme Effective Date;

“Netcom Options”	means the right to subscribe for shares in the capital of Netcom in accordance with the Netcom Share Option Scheme and comprise the 2004 Netcom Options and the 2005 Netcom Options;

“Netcom Scheme Effective Date”	means the date on which the Netcom Scheme of Arrangement becomes effective in accordance with its terms;

“Netcom Scheme of Arrangement”	means the scheme of arrangement under Section 166 of the Companies Ordinance between Netcom and its shareholders involving, among other things, the cancellation of all the issued shares of Netcom;

“Netcom Scheme Record Time”	means 5:00 p.m. (Hong Kong time) on 14 October 2008;

“Netcom Share Option Scheme”	means the Share Option Scheme for Middle-to-Senior Management of China Netcom Group Corporation (Hong Kong) Limited adopted by Netcom on 30 September 2004, as amended from time to time;

“Options”	means the right to subscribe for Shares at the Exercise Price in accordance with this Scheme, granted pursuant to this Scheme;

“Options Effective Term”	means the period commencing from the Netcom Scheme Effective Date to the date on which Options lapse in accordance with the terms of this Scheme;

“Provincial Companies”	means the subsidiaries or branch companies of Netcom located in various provinces, autonomous regions and municipalities of the People’s Republic of China;

“Remuneration Committee”	means the committee established by the Board, with primary duties to formulate remuneration policies and is responsible for dealing with all matters relating to this Scheme as authorised by the Board; its members are appointed by the Board with terms of office determined by the Board and the Board has the power to remove any member at any time;

this “Scheme”	means the Special Purpose Unicom Share Option Scheme of China Unicom (Hong Kong) Limited;

“Scheme Effective Term”	means the period commencing on the Netcom Scheme Effective Date and ending on 30 September 2014 (inclusive), being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted, unless the Board terminates this Scheme in accordance with its power under the terms of this Scheme;

“Second Tier”	has the meaning given to it in Clause 5(1)(b) or Clause 5(2)(b) (as the case may be);

“Share Exchange Ratio”	means the exchange ratio of 1.508 Shares for each share of Netcom under the Netcom Scheme of Arrangement;

“Shares”	means ordinary shares of HK$0.10 each in the share capital of the Company;

“Special Purpose 2004 Unicom Options”	has the meaning given to it in Clause 5(1);

“Special Purpose 2005 Unicom Options”	has the meaning given to it in Clause 5(2);

“Specialised Professionals”	means professionals or management staff or technical or marketing staff holding important positions of Netcom or its Subsidiaries who are important to the development of Netcom’s business;

“Subsidiaries”	means the branch companies or subsidiaries of Netcom or joint venture companies with legal person status in which Netcom has invested. The definitions of subsidiaries in the Companies Ordinance shall govern the relevant percentages of shareholding or voting right control that Netcom shall have in these companies;

“Third Tier”	has the meaning given to it in Clause 5(1)(c) or Clause 5(2)(c) (as the case may be); and

“Vesting Schedule”	means the arrangement whereby Options granted at a particular time can be exercised in one lot or in batches in accordance with a pre-determined timetable.
2. Eligibility of Participants
     The Eligible Participants of this Scheme are the holders of Netcom Options outstanding as at the Netcom Scheme Record Time.
3. Number of Shares Subject to this Scheme
     (1) The total number of Options to be granted by the Company to all Eligible Participants under this Scheme shall be equal to the product of (a) the Share Exchange Ratio and (b) the number of Netcom Options outstanding as at the Netcom Scheme Record Time. The maximum number of Shares which may be issued upon the exercise of all options to be granted under this Scheme and any other share option schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as at the date of approval of this Scheme.
     (2) The number of Options which shall be granted to an Eligible Participant shall not exceed such number of Options determined in accordance with the formula set out in Clause 4(3).

4. Grant of Options
     (1) The Board shall grant Options to the Eligible Participants at the Exercise Price on the terms and conditions set out in this Scheme.
     (2) The Options shall be granted by the Board no later than 10 days after the Netcom Scheme Effective Date.
     (3) The number of Options to be granted by the Board to an Eligible Participant and the Exercise Price of such Options shall be determined in accordance with the following formula:
Number of Options = A x B
Exercise Price = C / A
where:
A is the Share Exchange Ratio;
B is the number of outstanding 2004 Netcom Options or 2005 Netcom Options (as the case may be) held by an Eligible Participant at the Netcom Scheme Record Time; and
C is the exercise price of an outstanding 2004 Netcom Option or an outstanding 2005 Netcom Option (as the case may be) held by an Eligible Participant at the Netcom Scheme Record Time, being HK$8.40 for a 2004 Netcom Option and HK$12.45 for a 2005 Netcom Option,
provided that fractions of Options will not be granted to any Eligible Participant.
Based on the formula set out above, the Exercise Price of a Special Purpose 2004 Unicom Option is HK$5.57 and the Exercise Price of a Special Purpose 2005 Unicom Option is HK$8.26.
5. Exercise of Options and Proceeds
     (1) Options granted to Eligible Participants in respect of the 2004 Netcom Options held by them as at the Netcom Scheme Record Time (the Special Purpose 2004 Unicom Options) shall be effective from the Netcom Scheme Effective Date until 16 November 2010. Any Special Purpose 2004 Unicom Option not exercised by 16 November 2010 shall lapse automatically. The Special Purpose 2004 Unicom Options shall only be exercised in batches in accordance with the Vesting Schedule below. The maximum number of Special Purpose 2004 Unicom Options that can be exercised at each tier shall not exceed the limits set out below:
(a)	100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Netcom Scheme Record Time which are exercisable from 17 May 2006 to 16 November 2010 may be exercised at any time from the Netcom Scheme Effective Date to 16 November 2010 (the First Tier);

(b)	100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Netcom Scheme Record Time which are exercisable from 17 May 2007 to 16 November 2010 may be exercised at any time from the Netcom Scheme Effective Date to 16 November 2010 (the Second Tier);

(c)	100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Netcom Scheme Record Time which are exercisable from 17 May 2008 to 16 November 2010 may be exercised at any time from the Netcom Scheme Effective Date to 16 November 2010 (the Third Tier); and

(d)	100% of the Special Purpose 2004 Unicom Options granted in respect of the outstanding 2004 Netcom Options held by the Eligible Participants at the Netcom Scheme Record Time which are exercisable from 17 May 2009 to 16 November 2010 may be exercised at any time from 17 May 2009 to 16 November 2010 (the Fourth Tier).
     (2) Options granted to Eligible Participants in respect of the 2005 Netcom Options held by them as at the Netcom Scheme Record Time (the Special Purpose 2005 Unicom Options) shall be effective from the Netcom Scheme Effective Date until 5 December 2011. Any Special Purpose 2005 Unicom Option not exercised by 5 December 2011 shall lapse automatically. The Special Purpose 2005 Unicom Options shall only be exercised in batches in accordance with the Vesting Schedule below. The maximum number of Special Purpose 2005 Unicom Options that can be exercised at each tier shall not exceed the limits set out below:
(a)	100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Netcom Scheme Record Time which are exercisable from 6 December 2007 to 5 December 2011 may be exercised at any time from the Netcom Scheme Effective Date to 5 December 2011 (the First Tier);

(b)	100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Netcom Scheme Record Time which are exercisable from 6 December 2008 to 5 December 2011 may be exercised at any time from 6 December 2008 to 5 December 2011 (the Second Tier);

(c)	100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Netcom Scheme Record Time which are exercisable from 6 December 2009 to 5 December 2011 may be exercised at any time from 6 December 2009 to 5 December 2011 (the Third Tier); and

(d)	100% of the Special Purpose 2005 Unicom Options granted in respect of the outstanding 2005 Netcom Options held by the Eligible Participants at the Netcom Scheme Record Time which are exercisable from 6 December 2010 to 5 December 2011 may be exercised at any time from 6 December 2010 to 5 December 2011 (the Fourth Tier).
     (3) The exercise of a portion of the Options of the Eligible Participants (excluding Eligible Participants who were senior management and directors of Netcom prior to the Netcom Scheme Effective Date) exercisable at each tier pursuant to the above Vesting Schedule (the Adjustable Options) shall be subject to the results of the performance review of the grantee in respect of the year immediately preceding the commencement of the relevant tier as measured against the Company’s performance review plan. Part or all of the Adjustable Options shall be subject to cancellation depending upon the results of the performance review. The Adjustable Options shall be determined by the Company with reference to the number of Options exercisable at each tier, the expected yield of each Option and the difference between the average price of the Shares in the year immediately preceding the commencement of the relevant tier and the Exercise Price of the Options.
     (4) Except for the transmission of the Options on the death of a grantee of Options to his personal representatives or authorised persons, neither the Options nor any relevant rights may be transferred, assigned or otherwise disposed of by any grantee to any other person. If a grantee transfers, assigns or disposes of such Options or rights, the Company will be entitled to cancel the Options granted to the grantee.
     (5) The increase in the number of Options exercisable by a grantee as a result of another tier of the Vesting Schedule applying (for example, (i) when the First Tier applies, the Options exercisable at the First Tier shall be deemed as the increase in the number of Options exercisable by the grantee and (ii) when the Second Tier applies, the Options exercisable at the Second Tier shall be the increase in the number of Options exercisable by the grantee) shall be subject to cancellation upon the happening of any of the following events:
(a)	the annual performance review of the Company for the year preceding the commencement of the relevant tier shows that the Company is unable to meet the performance review targets;

(b)	the issuance of a negative opinion by the Company’s accountants or the Company’s accountants being unable to issue an opinion on the financial reports in respect of the year preceding the commencement of the relevant tier; or

(c)	where the Supervisory Panel or the audit authorities for State-owned enterprises of the State Council have raised material objections to the results or the annual report of the Company in respect of the year preceding the commencement of the relevant tier.
     (6) In the event that the grantee is to be demoted, his unvested Options pursuant to the Vesting Schedule will be reduced to reflect his new position and the reduced Options will automatically lapse.

     (7) In the event of a capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital, the Board has the right to make corresponding alterations to the number of Shares involved in the Options granted under this Scheme and the Exercise Price, provided that the proportion of the total number of Shares involved in this Scheme to the total number of issued Shares shall remain unchanged. Such adjustments shall give participants to this Scheme the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and no adjustment shall be made the effect of which would be to enable Shares to be issued at less than its nominal value.
     (8) In the event that a Mandatory Moratorium is imposed in respect of any Option during a time when it would otherwise be exercisable, the Board shall have the power to extend the period during which that Option may be exercisable by such period (which shall not exceed the aggregate Mandatory Moratorium Period to which the relevant Option is at that time known to the Board to have been and/or will be subject) as the Board shall in its absolute discretion determine, by giving notice thereof to the relevant Grantee.
     (9) The proceeds from the exercise of Options shall be the multiple of the number of Options being exercised and the difference between the market price of the Shares upon the exercise of the Options by the grantee and the Exercise Price, less the relevant tax expenses. After exercising the Options, the proceeds shall belong to the person who exercised the Options. If the grantee does not exercise the Options within the period during which he is entitled to exercise the Options, the Options shall lapse and the proceeds shall be zero.
     (10) Prior to exercising part or all of his Options, the grantee shall inform the Company in writing of his intention to exercise the Options together with the number of Shares, the Exercise Price etc.
     (11) The grantee is required to exercise his Options through the intermediaries selected by the Company.
6. Rights on Cessation of Employment
     (1) If the grantee of an Option ceases to be an employee because of misconduct or criminal conviction, all the Effective Options of such employee which have not yet been exercised shall lapse on the date of cessation of his employment and such Options shall in no circumstances be exercisable.
     (2) If the grantee of an Option is transferred internally to China United Telecommunications Corporation and its controlled entities, China Network Communications Group Corporation and its controlled entities, or the Company and its subsidiaries, the grantee shall be entitled to exercise the Options in accordance with the Vesting Schedule and this Scheme.
     (3) If the grantee of an Option is transferred out of the Company with the Company’s consent (for any reason other than Clause 6(2)), the grantee may, at any time within 90 days of the date of the cessation of his employment, exercise the Options of such grantee which are exercisable as at the date of the cessation of his employment as well as the Options which are exercisable at the tier immediately following the tier that applies to the grantee at the date of cessation of his employment. Any such Options which are not exercised within the 90-day period shall lapse automatically. All the Options exercisable at later tiers shall lapse automatically.
     (4) If the grantee of an Option retires, the grantee may, at any time within 90 days of the date of his retirement, exercise the Effective Options of such grantee which have not yet been exercised. Any such Options which are not exercised within the 90-day period shall lapse automatically.
     (5) If the grantee of an Option ceases to be an employee for any reason other than death, loss of capacity or any of the reasons as referred to under Clauses 6(1), 6(2), 6(3) or 6(4) and for reason of his resignation, all of his Effective Options not yet exercised shall lapse on the date of cessation of his employment.
7. Rights on Death
     If the grantee of an Option dies and none of the grounds for cessation of employment as referred to in Clause 6(1) has occurred, Effective Options granted (but not yet exercised) shall be vested in the grantee’s estate and the grantee’s personal representatives or authorised persons shall be entitled to exercise such Effective Options within 90 days of the date of the grantee’s death. Any such Options which are not exercised within the 90-day period shall lapse automatically.
8. Rights on Loss of Capacity
     The guardian of the grantee of an Option or authorised persons may, at any time during the period within 90 days of the date of the loss of capacity of such grantee, exercise the Effective Options granted to such grantee but not yet exercised as at the date of the loss of capacity of such grantee. Any such Options which are not exercised within the 90-day period shall lapse automatically.
9. Change of Control
     For the purpose of this Scheme, change of control means the occurrence of any of the following events following the Netcom Scheme Effective Date and the issue of Shares pursuant to the Netcom Scheme of Arrangement:
     (1) any person, entity or organisation having acquired or become the holder of 30% or more of the Shares in issue or the voting rights attached to the Company’s issued securities (or such percentage of voting rights as prescribed under the Hong Kong Code on Takeovers and Mergers triggering a mandatory offer obligation).
For the purpose of this Clause 9(1), the following circumstances shall not be regarded as a change of control:
•	the acquiring person(s), entity(ies) or organisation(s) is/are connected with the Company within the definition of the Companies Ordinance;

•	the Shares or the voting rights, as the case may be, are acquired by the Company;

•	the Shares or the voting rights, as the case may be, are acquired by the employee share option scheme established or supervised by the Company (or by the related trust funds);

     (2) the Company being a party to any material reorganisation, merger or acquisition which has been unanimously approved by the shareholders of the Company;
     (3) the Company being liquidated or reorganised.
     In the event of change of control, the Effective Options which are held by the grantee but outstanding shall become immediately exercisable. The exercise period shall be 12 months from the date on which the change of control occurs.
10. Amendments to and Termination of this Scheme
     (1) The Board may amend any of the provisions of this Scheme and the terms of the Options (including amendments in order to comply with changes in legal or regulatory requirements) at any time.
     (2) Any alterations to the matters set out in the Listing Rules which are to the advantage of grantees of Options shall only be made with the approval of the shareholders of the Company in general meeting.
     (3) Any alterations to the terms and conditions of this Scheme which are of a material nature shall be approved by the shareholders of the Company in general meeting, except where the alterations take effect automatically under the existing terms of this Scheme.
     Any change to the authority of the Board in relation to alteration of the terms of this Scheme shall be approved by shareholders of the Company in general meeting.
     The amended Scheme and the terms thereof shall comply with the relevant requirements of the Listing Rules.
     (4) For the avoidance of doubt, all Options granted after the Netcom Scheme Effective Date shall be bound by the rules of the Scheme as amended from time to time.
     (5) During the Scheme Effective Term, the Board may at any time terminate this Scheme, and in such event the Options granted under this Scheme (to the extent not already exercised) may still be exercised pursuant to the rules of this Scheme or may be cancelled by the Board pursuant to Clause 11.
11. Cancellation of the Options
     The Board may resolve to cancel any Options granted but not yet exercised.
     Lapsed Options shall be deemed to be automatically cancelled on the date of lapse.
12. Ranking of Shares
     (1) Subject to the granting of listing by the Hong Kong Stock Exchange, the Shares to be allotted and issued upon the exercise of an Option will be Shares tradable in the stock market. The Company will have authorised the allotment and issue of such Shares. Such Shares may be allotted but unissued Shares, reserved Shares or Shares repurchased upon approval of the Board, provided that there will not be any contravention of applicable laws, regulations and the rules of the relevant stock exchange.

     (2) Options which are outstanding shall not be entitled to any dividend and voting rights. The Shares allotted and issued upon the exercise of an Option will rank pari passu in all respects with the issued Shares, other than the rights and benefits attached to the Shares prior to the Exercise Date.
13. Duration of this Scheme
     Unless the Board terminates this Scheme in accordance with its power under the terms of this Scheme, this Scheme will remain in effect during the Scheme Effective Term and will automatically terminate upon the expiration of the Scheme Effective Term.
14. General
     (1) Unless otherwise provided, the decision of the Board regarding the Options shall be final and binding on all parties.
     (2) This Scheme shall be administered and interpreted by the Remuneration Committee subject to the Listing Rules. The Human Resources Department of the Company shall be responsible for the implementation of this Scheme, and the formulation of the implementation rules of each grant which shall be put forward to the Board for approval.
     (3) This Scheme shall become effective on the Netcom Scheme Effective Date.
     (4) This Scheme and all Special Unicom Options granted hereunder shall be governed by, and construed in accordance with, Hong Kong law.